EXHIBIT 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings
Earnings Per Share of Common Stock and Common Stock Equivalents

	Years Ended December 31,
amounts in thousands, except share and per share amounts	2016	2015	2014
Net income	$82,726	$81,057	$95,329
Basic weighted average shares(1)	29,073,803	28,785,044	28,519,536
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	957,806	866,446	773,202
Diluted weighted average shares	30,031,609	29,651,490	29,292,738
Net income per common share:
Basic	$2.85	$2.82	$3.34
Diluted	$2.75	$2.73	$3.25

(1) We completed a two-for-one stock split on January 20, 2017. All share and per share data has been retroactively restated on a post-split basis.